Ballard Power Systems

News Release

Ballard to Present at Upcoming Investor Conferences

For Immediate Release – February 5, 2009

VANCOUVER, CANADA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that John Sheridan, President & CEO, will present at the following investor conferences:

•	Deutsche Bank 2009 Small and Mid Cap Conference in Naples, Florida, on Thursday, February 12, 2009 at 7:20 a.m. ET (live webcast available); and

•	CIBC World Markets Clean Energy Investor Conference in Vancouver, British Columbia, on Wednesday, February 18, 2009 at 11:30 a.m. ET (live audiocast available).

Mr. Sheridan will discuss Ballard’s strategy and opportunities within key fuel cell markets. Visit www.ballard.com to listen to the live webcast or audiocast. A playback version of the webcast or audiocast will be available in Ballard’s Investor Events section of the website for approximately 90 days following the conferences.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Amy Harada Bradley at telephone number 604-412-7913 or on e-mail amy.harada@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.